December 30, 2011

Via EDGAR

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Commercial Metals Company

Schedule 14D-9

Filed December 19, 2011

File No. 005-34607

Amendment No. 1 to Schedule 14D-9

Filed on December 19, 2011

File No. 005-34607

Dear Mr. Orlic:

On behalf of Commercial Metals Company (the “Company”), we submit the following responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s letter dated December 20, 2011 (the “Comment Letter”) regarding the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, filed December 19, 2011 (the “Schedule 14D-9”), and Amendment No. 1 to the Schedule 14D-9, also filed December 19, 2011. The comments from the Comment Letter are included below in bold. The Company’s response follows each comment.

Schedule 14D-9

The Board firmly believes…., page 18

1.	Please provide support for the following:

•	the company is one of the world’s lowest cost producers of steel products;

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

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December 30, 2011

•	the company’s cost structure has enabled it to maintain a position among the top three in the key segments in which it operates throughout the economic cycle; and

•	recently announced initiatives will increase pre-tax profits by approximately $33 million on an annualized basis, beginning in calendar year 2012.

Response: With regard to the Company’s statement that it is one of the world’s lowest cost producers of steel products, the Company respectfully submits that such statement is supported by publicly available information filed by the Company and its principal competitors. Using information disclosed by Nucor Corporation (“Nucor”) with respect to its Steel Mills segment for the nine months ended October 1, 2011, by Steel Dynamics, Inc. (“Steel Dynamics”) with respect to its Steel Operations segment for the nine months ended September 30, 2011, by ArcelorMittal with respect to its Long Carbon Americas and Europe segment for the nine months ended September 30, 2011, by United States Steel Corporation (“US Steel”) with respect to its consolidated operations for the nine months ended September 30, 2011 and by Gerdau S.A. (“Gerdau”) with respect to its North America Operations segment for the nine months ended September 30, 2011, the Company derived an estimated cost per ton of steel production for these competitors, and compared this estimated cost per ton to the Company’s own cost per ton of steel production for its Americas Mills segment for the fiscal year ended August 31, 2011. Based on this comparison, the Company believes its total cost per ton to be lower than that of any of the Company’s principal competitors, as illustrated in the table below:

	Fiscal Year Ended August 31 2011	Nine Months Ended October 1, 2011	Nine Months Ended September 30, 2011
			Steel Dynamics	ArcelorMittal	US Steel	Gerdau
(in USD and net tons)	CMC	Nucor
Segment measure of operating performance (1)	$149,200,000	$1,375,614,000	$543,117,000	$753,000,000	$665,000,000	$415,802,000
Tons shipped (1)	2,518,000	15,192,000	4,274,467	19,870,358	16,834,000	5,450,760

Total cost per ton (2)	$610	$750	$798	$822	$812	$823

(1)    Information obtained from public filings. Commercial Metals company uses adjusted operating profit, Nucor uses earnings before income taxes and noncontrolling interests, Steel Dynamics uses operating income, ArcelorMittal uses operating income, United States Steel Corporation uses income from operations and Gerdau uses operational income before financial income and taxes.

(2)    Recalculated.

With regard to the Company’s statement that its cost structure has enabled it to maintain a position among the top three in the key segments in which it operates throughout the economic cycle, the Company respectfully submits that such statement is based on publicly available information and its own internal estimates regarding production by it and its principal competitors in certain market segments. Specifically:

•

In North American long steel production, Gerdau reported 6.4 million tons shipped in its annual report for the fiscal year ended December 31, 2010. The Company estimates that Nucor shipped approximately 6.1 million tons of long steel for the fiscal year ended December 31, 2010. Steel Dynamics reported shipping 1.9 million tons of long steel during the fiscal year

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ended December 31, 2010. The Company shipped 2.3 million tons of long steel during the twelve month period ended February 28, 2011, placing it in the third position in North American long steel production in 2010. The Company similarly held the third position in North American long steel production in 2008, with an estimated 8.3 million tons, 8.2 million tons, 2.5 million tons and 2.2 million tons shipped by Gerdau, Nucor, the Company and Steel Dynamics, respectively.

•

In Poland steel production, ArcelorMittal Poland reported on its corporate web site 7.2 million tons produced during the fiscal year ended December 31, 2010. The Company estimates Celsa Group produced approximately 1.0 million tons in 2010. The Company’s production of 1.2 million tons during the twelve month period ended February 28, 2011 places it in the second position in Poland steel production in 2010. The Company similarly held the second position in Poland steel production in 2008, with an estimated 7.2 million tons, 1.4 million tons and 1.2 million tons produced by ArcelorMittal Poland, the Company and Celsa Group, respectively.

•

In Australian steel distribution, OneSteel Group reported distribution of 1.5 million tons in its annual report for the fiscal year ended June 30, 2011. BlueScope Steel Limited reported distribution of 1.1 million tons in its annual report for the fiscal year ended June 30, 2011. The Company’s approximately 600,000 tons distributed during the fiscal year ended August 31, 2011 places it in the third position in Australian steel distribution. The Company similarly held the third position in Australian steel distribution in 2008, with an estimated 1.9 million tons, 1.1 million tons and approximately 600,000 tons distributed by OneSteel Group, BlueScope Steel Limited, and the Company, respectively.

With regard to the Company’s statement that its recently announced initiatives will increase pre-tax profits by approximately $33 million on an annualized basis, beginning in calendar year 2012, the Company respectfully submits that the $33 million figure cited in the Company’s disclosure was derived based on the following:

•

Approximately $12 million in projected annualized cost savings in the Company’s Americas division resulting from the closure of five rebar facilities, eight Construction Services locations, the impairment of a customer list in the West region (related to an acquisition in 2008), and other headcount reductions. Approximately $2 million of the $12 million relates to reduction in salary and benefit expense due to general headcount reductions across the Americas division, and the remaining approximately $10 million relates to reductions in general operating expense, including reductions in salary and benefit expense anticipated to result from the closure of five rebar facilities and eight Construction Services locations.

•	Approximately $18 million in projected annualized cost savings in the Company’s International division resulting from the closure of the Company’s Sisak facility and

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other headcount reductions. Approximately $2 million of this amount relates to reductions in salary and benefit expense due to general headcount reductions across the International division, and the remaining approximately $16 million relates to reductions in general operating expense, including reductions in salary and benefit expense anticipated to result from the closure of the Company’s Sisak mill.

•	Approximately $3 million in projected annualized cost savings resulting from headcount reductions in the Company’s general and administrative functions.

The Offer fails to deliver, page 19

2.	We note your statement that applying the mean stock price increase of your peers from November 25, 2011 to December 16, 2011 to your own shares shows that the offer represents only an 18.2% premium. Please tell us, with a view towards revised disclosure, how the board of directors determined that was significant, and did not represent a substantial premium.

Response: As evidenced by the attached Exhibit A, there has historically been a close correlation between the Company’s stock price and the stock prices of the Company’s U.S.-based industry peers (AK Steel Holding Corporation, Nucor, Schnitzer Steel Industries, Inc., Steel Dynamics, and US Steel) (collectively, the “U.S. Industry Peers”). On the last day of trading before the Company’s Board of Directors met on December 18, 2011 to evaluate the Offer (as defined in the Schedule 14D-9), the Company’s common stock closed at $14.04 per share. Because Mr. Icahn had first announced his intention to acquire the Company at $15.00 per share (the “Offer Price”) on November 28, 2011, when both the Company’s stock and that of the U.S. Industry Peers had been experiencing a significant decline, and both the Company’s stock price and that of the U.S. Industry Peers had increased since that time, the Board found it useful to estimate what the Company’s stock price would have been had the stock continued to trade in line with the U.S. Industry Peers and had Mr. Icahn not made his $15.00 proposal on November 28, 2011. To do so, the Board compared the Offer Price with an extrapolated undisturbed stock price, calculated by applying the mean change in the U.S. Industry Peers’ stock price from November 25, 2011 through December 16, 2011 (10.9%) to the closing price of the Company’s common stock on November 25, 2011. Calculated as such, the Company’s extrapolated undisturbed stock price was $12.69, and based on that price, the Offer Price represented an 18.2% premium (rather than a 6.8% premium based on the Company’s stock price as of December 16, 2011 or a 31.0% premium based on the Company’s stock price as of November 25, 2011).

The Board believes that the 18.2% premium calculated in the manner described above does not represent a substantial premium. According to Thomson Reuters Corporation, for all completed acquisitions of a stake larger than 50.0% in public U.S. targets with a value greater

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than $500 million, the median one-day premium in 2011 (year-to-date, as of November 29, 2011) was 30.3%, the median one-day premium in 2010 was 32.2%, and the median one-day premium in 2009 was 27.3%. According to Thomson Reuters Corporation, for all-cash completed acquisitions of a stake larger than 50.0% in public U.S. targets with a value greater than $500 million, such median premium was 28.3% in 2011 (year-to-date, as of November 29, 2011), 40.4% in 2010 and 25.4% in 2009.

The conditions to the Offer, as well as the identity of the Offeror…., page 21

3.	Please provide support for your statement that, since 2000, Mr. Icahn and his affiliates have made public proposals to acquire at least 14 other public companies that were not in bankruptcy proceedings and launched six unsuccessful tender offers relating to these companies. Please also tell us, with a view towards revised disclosure, how many public proposals and successful tender offers Mr. Icahn made in the aggregate during this period.

Response: The Company respectfully submits that Mr. Icahn has made public proposals to acquire all or a significant portion of the following public companies since 2000,1 which companies were not in bankruptcy proceedings at the time of such proposals (asterisks indicate companies that were the subject of a tender offer by Mr. Icahn or his affiliates):

The Clorox Company

Dynegy Inc.*

Fairmont Hotels & Resorts Inc.*

Hallwood Realty Partners, L.P.*

KT&G Corporation

Lear Corporation

Lions Gate Entertainment Corp.*

Mentor Graphics Corporation

Morton’s Restaurant Group, Inc.

Mylan Laboratories Inc.

Nabisco Group Holdings Corp.*

Reckson Associates Realty Corp.

VISX, Incorporated

WCI Communities, Inc.*

[1]	Sources: Company filings, Merger Metrics, Shark Repellent and Bloomberg.

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To the knowledge of the Company and its financial advisors, Mr. Icahn has not completed any tender offers since 2000 for companies that were not in bankruptcy proceedings.

Forward-Looking Statements, page 29

4.	Disclosure made in connection with a tender offer is not entitled to the safe harbor provisions of the Private Securities Litigation Reform Act. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please do not refer to the PSLRA in disclosure made in connection with your tender offer, including press releases, offers to purchase, and proxy materials.

Response: The Company confirms that it will not refer to the Private Securities Litigation Reform Act in any future disclosures made in connection with Mr. Icahn’s tender offer, including press releases, offers to purchase and proxy materials.

Amendment No. 1 to Schedule 14D-9

5.	Please provide support for the following statements:

•	that you have taken, and continue to take, steps to reduce your cost structure and realign your sales to higher margin products;

•

that you have reported a substantial financial improvement in the CMC Recycling, Americas Mills, and International Marketing and Distribution segments, and significantly enhanced results in your Polish operation; and

•	that you have an attractive and profitable international growth platform.

Response: With regard to the Company’s statement that it has taken, and continues to take, steps to reduce its cost structure, the Company respectfully submits that this statement is supported by, among other things, the Company’s recent announcements regarding the closure of eight of its Construction Services locations and five rebar facilities, the planned closure or sale of the Company’s Sisak mill, the Company’s decision to exit its Heavy Forms business and global headcount reductions totaling approximately 300 employees.

With regard to the Company’ statement that it has taken, and continues to take, steps to realign sales to higher margin products, the Company respectfully submits that this statement is supported by, among other things, the fact that, excluding the Company’s Arizona facility, which came online in late 2009, the product mix from the Company’s domestic facilities shifted from 61% rebar (a lower margin product) in 2009 to 53% rebar in 2011, with increased production of merchant bar and special bar quality steel, which are higher margin products. Similarly, the Company’s Poland operations shifted from 52% rebar and billets in 2009 to 47% rebar and billets in 2011, in favor of higher margin products such as merchant bar and wire rod. The Company and its new management team regularly review the Company’s cost structure to manage costs with a focus on increasing margins through the economic recovery.

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With regard to the Company’s statement that it has reported a substantial financial improvement in the CMC Recycling, Americas Mills, and International Marketing and Distribution segments, and significantly enhanced results in its Polish operation, the Company respectfully submits that such statement is supported by its recent publicly reported operating results. Specifically, the Company’s Americas Recycling segment showed an increase in adjusted operating profit of 278%, from $11.4 million in 2010 to $43.1 million in 2011. The Company’s Americas Mills segment showed an increase in adjusted operating profit of 334%, from $37.3 million in 2010 to $161.7 million in 2011. The Company’s International Marketing and Distribution segment continued to show strong results and reported adjusted operating profit of $76.3 million (including $4.2 million of LIFO expense) in 2011 compared to $74.7 million (including $40.4 million of LIFO income) in 2010. The Company’s Polish operations, CMCZ, reported an increase in adjusted operating profit of $79.2 million from an adjusted operating loss of $31.6 million in 2010 to an adjusted operating profit of $47.6 million in 2011. Adjusted operating profit (loss) for the business segments represents earnings excluding income taxes, outside interest expense and discounts on sales of accounts receivable.

With regard to the Company’s statement that it has an attractive and profitable international growth platform, the Company respectfully submits that such statement is also supported by the recent results of the Company’s International Marketing and Distribution segment and CMCZ operations described above. Additionally, the Company believes its international operations represent a competitive advantage relative to many of its competitors because, among other things, the Company’s global presence provides the Company greater flexibility in dealing with variations in local market demand, while at the same time providing valuable insights into global end-market consumption, supply and pricing of raw materials as well as semi-finished and finished steel products.

6.	We note your statements that Mr. Icahn’s nominees are “clearly being put forth to further his attempt to acquire the Company,” and that his proxy solicitation is a “transparent plot to acquire the Company at a bargain basement price” and “a tactic to further his own agenda of acquiring CMC.” While Mr. Icahn’s proxy solicitation may further his tender offer, please tell us how you determined that Mr. Icahn, as a shareholder, could not have other legitimate motives for his solicitation, which your disclosure can be taken to imply.

Response: The Company respectfully submits that it has not stated in its letter to stockholders that the only motive for Mr. Icahn’s proxy solicitation is what is stated in such letter. Moreover, the Company believes that there is ample support for the statements that were made in the letter. Mr. Icahn’s own public statements make clear that furtherance of his tender offer is at least one of Mr. Icahn’s motives for his proxy solicitation. In his December 27, 2011 letter to CMC stockholders, Mr. Icahn states, “we have concluded that we do not wish to remain a minority

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holder in a Company run by the current Board and will therefore drop our proxy fight if 40.1% of the shares of the Company are not tendered in our Tender Offer.” In addition, on the afternoon of December 6, 2011, Mr. Icahn appeared on CNBC’s Fast Money program and disclosed that his nominees, if elected, would assist Mr. Icahn’s efforts to have the Company sold for $15 per share. Specifically, in response to a question relating to Mr. Icahn’s bid for the Company, Mr. Icahn stated:

“…They have a poison pill. They want — so, I really believe that people are a little worried that this board will not act — will not allow the shareholders to decide, and therefore, they’re going to, you know, keep the pill in. And as we said in the letter, we intend to fight that…And hopefully, and this is very important in this deal, that you know, we need a big turnout on the tender. We have to show the company that, hey, look, we’ve got 50% of the stock, or 60% or 70%. And even this board, which I have very little regard for, but even this board, I think in the wake of that, where there’s a large tender, will not stand up to that. And even if they want to, I think then we should definitely win three seats on the proxy fight. And once we win that, I would keep the tender open. And once we win those three seats on the proxy fight, then even if the board stands up before that, even if we have a large tender — I’m trying to explain it — with the three seats, I don’t think it will take much to at least turn two board members into becoming good corporate citizens, so to speak…”

Mr. Icahn’s statements on CNBC Fast Money make clear that if his nominees are elected, all he needs to do is “turn two board members”—indicating it is a foregone conclusion that his nominees will seek to cause the Company to withdraw its takeover defenses and sell the Company. Given that Mr. Icahn has publicly stated this to be one of the motives of his proxy solicitation, the Company believes the information is material to a stockholder’s decision whether or not to support Mr. Icahn’s nominees for election.

In addition, the Company notes that, rather than nominating independent persons, Mr. Icahn is attempting to place on the Company’s Board his current and former employees with longstanding relationships with him. In light of the circumstances and Mr. Icahn’s public statements, the Company believes that there is little doubt that Mr. Icahn’s representatives would serve to advance his takeover attempt if they are elected.

*****

In addition, the Company has authorized us to acknowledge on its behalf that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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December 30, 2011

Please do not hesitate to contact me at 312-853-2145 if there are any comments or questions concerning the foregoing or if we can be of assistance in any way.

Sincerely,

/s/ Paul L. Choi

Paul L. Choi

cc:	Ann J. Bruder

Senior Vice President of Law, Government Affairs and Global Compliance,

General Counsel and Corporate Secretary

Commercial Metals Company

Exhibit A

Company Stock Price Performance and Traded Volume